September 17, 2010
Re:	Hitachi, Ltd.
Form 20-F for Fiscal Year Ended March 31, 2010
Filed June 29, 2010
File No. 001-08320

Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments received from the Staff via letter dated August 10, 2010 relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2010 filed on June 29, 2010.

Regarding our responses to the Staff’s comments, the Company recognizes and acknowledges the following:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff’s comments. For your convenience, we have restated the Staff’s comments in italicized type and have followed each comment with our response thereto.

Risk Factors, page 4.

1.
We note the statements "Although we have listed certain risks that may affect our businesses in this section, the list is not exhausted. Other risks that are currently unknown or that are not currently considered as significant as those described in this section may also affect our businesses in the future." Since Hitachi, Ltd. is required to disclose all risks that it believes are material at this time, please delete the statements in future filings.

The Company acknowledges the Staff’s comment and will not include the relevant language in future filings.

Mr. Terence O’Brien Securities and Exchange Commission	2	September 17, 2010

Item 5. Operating and Financial Review and Prospects, page 28.
B. Liquidity and Capital Resources, page 46

2.
Considering the unstable economy and tightening of the credit markets, please revise, future filings, to disclose the specific covenants included in your committed credit arrangements, to the extent future non-compliance of any covenant in any of these agreements is reasonably likely. You currently disclose on page 46 that your credit arrangements are subject to financial and other covenants and conditions prior to and after drawdown and credit under these lines is limited. Please revise disclosure in future filings to discuss the specific conditions that limit credit availability and to include actual ratios/amounts for each period and the required ratios/amounts as well as show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. The above disclosure will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The Company acknowledges the Staff’s comment and, to the extent future non-compliance with any covenant in the Company’s committed credit arrangements is reasonably likely or a discussion of material covenants is otherwise warranted, we will disclose such covenants in future filings.

The Company and its subsidiaries are currently in compliance with all covenants in their respective committed credit arrangements. Only a nominal portion of these arrangements are currently used and only at the subsidiary level. A significant majority of the ¥395.7 billion in unused credit commitments as of March 31, 2010 constitute credit arrangements entered into directly by the Company. The remaining unused credit commitments are spread across a number of the Company’s subsidiaries and none are of an amount large enough to materially affect credit availability to the Company. The credit arrangements entered into directly by the Company do not contain any conditions limiting credit availability based on specific ratios or amounts. The most restrictive conditions to drawdown contained in these credit arrangements require maintenance of minimum financial strength or long-term debt ratings from Rating and Investment Information, Inc., or R&I, a well-known rating agency in Japan, of BBB or BBB-. As the Company currently maintains A+ financial strength and long-term debt ratings from R&I, we do not believe non-compliance is reasonably likely in the near future. However, as inclusion of these ratings requirements will allow readers to better understand the amount of cushion there is between the minimum ratings requirements and the Company’s actual ratings, the Company will disclose them in future filings.

Notes to Consolidated Financial Statements, page F-13
(2) Basis of Presentation and Summary of Significant Accounting Policies, page F-13
(4) Inventories, page F-33

3.
We note that inventory accounted for approximately 14% of total assets as of March 31, 2010 and represented 25% of the change in operating cash flows. With regard to your inventory balance and its valuation, please revise disclosure, in future filings, to address the following:

Mr. Terence O’Brien Securities and Exchange Commission	3	September 17, 2010

■
Your inventory turns decreased during 2010. Given the impact that inventory has had on your liquidity, please revise your MD&A and liquidity section to explain the reasons for the changes in your inventory balance and any variances in the corresponding turnover ratio.

■
Your liquidity section briefly states that your inventory balance decreased as a result of your efforts to reduce inventory. Please tell us and disclose in future filings, whether these "efforts" were a part of an inventory reduction initiative and if so, the steps, if any, you plan to implement in future periods to reduce inventory further, the impact these efforts or continued efforts have had or will have on operations and liquidity and the extent current market conditions may result in further adjustments to your inventory value.

The Company acknowledges the Staff’s comment and will include descriptions of changes in inventory balance and inventory turnover ratios to an extent that would benefit readers’ understanding of the Company’s liquidity and cash flows in future filings.

The efforts the Company made to improve cash flows by decreasing inventory noted in the Form 20-F for the year ended March 31, 2010 were standard measures aimed at ensuring maintenance of an appropriate level of inventory in light of demand and other market conditions. These measures include regular monitoring of the inventory level along business lines and encouraging reduction when deemed appropriate. The Company encourages effective Company-wide inventory management, although actual decisions regarding inventory may be made by the Company, along business lines, or at the subsidiary level depending on the relevant factors affecting demand for the relevant products. Sales of a variety of our products decreased sharply in the second half of the year ended March 31, 2009 due to the global economic downturn that began in September 2008. Such decreases were far greater than the Company and its subsidiaries anticipated and as a result several of our businesses maintained inventory at levels greater than necessary. As a result, the Company and its subsidiaries were more cognizant of inventory levels and increased the frequency of monitoring activities in the year ended March 31, 2010. This cognizance, combined with increased demand due to the economic recovery, particularly in the fourth quarter of the year ended March 31, 2010, resulted in a decrease in the Company’s inventory balance, especially in the areas of construction machinery, IT-related products and automotive-related metal products, over the year ended March 31, 2010. The Company’s turnover ratio increased from 6.87 in the year ended March 31, 2009 to 7.34 in the year ended March 31, 2010, as a result of the decrease in the year-end inventory balance. The Company’s inventory turnover ratio for the year ended March 31, 2010 is consistent with its historical turnover ratios, which were 7.79 in the year ended March 31, 2008 and 7.07 in the year ended March 31, 2007. The Company calculates its inventory turnover ratio based on total revenues and the year-end inventory balance for the relevant period.

Should the Company bolster its current efforts or develop an initiative in a manner that may materially affect the inventory balance and/or turnover ratio, we will disclose this, as appropriate, in future filings.

(9) Short-term and Long-term Debt, page F-48

4.	With regard to your December 2009 issuance of ¥100,000 million convertible bonds due 2014, tell us how you determined that bifurcation of any of the embedded features was not

Mr. Terence O’Brien Securities and Exchange Commission	4	September 17, 2010

necessary and your basis in the accounting literature. Ensure that your response addresses the contingent conversion features, the nature of the "standard dilution provisions" and how the dilution provisions were considered in your analysis.

The host contract for the convertible bonds issued in December 2009 is a debt obligation which is defined as a liability, and therefore all embedded features within the contract must be identified and it must be determined whether they require separate accounting as derivatives. The Company identified two embedded features in the contract to be determined in this case: the stock acquisition rights and the call option. As outlined below, we evaluated that neither of these embedded features constituted a derivative instrument requiring separate accounting.

Stock Acquisition Rights

In determining whether the stock acquisition rights constituted derivative instruments, the Company first considered whether the rights are indexed solely to the Company’s own stock or to the stock of a consolidated subsidiary according to the conditions prescribed in ASC815-40. Except in the event of reorganization procedures or delisting, the stock acquisition rights do not have any contingently exercisable clause and their settlement price is equal to the difference between the fair value of the fixed number of the Company’s equity securities and the fixed price of the debt. In the event of reorganization procedures or delisting, the conversion price is determined based on the stock price at the time of the event and the date of the event, which would both be inputs in the fair value measurement of a fixed-for-fixed option on equity shares. This second factor (i.e., the date of the event) is essentially to capture the time value component of the conversion options based on expectations at the issuance of the instruments. We believe that the passage of time is not an “indexed to” factor. Therefore, the stock acquisition rights satisfy the two requirements in ASC815-40-15-7 and accordingly the first requirement of ASC815-10-15-74(a).

Next, the Company determined whether the bonds are “conventional.” The anti-dilution provision of the contract is to adjust the conversion price of the rights in the event any equity restructuring, as defined in ASC718-10-20, occurs so that the value of the rights will be maintained. Additionally, the contract does not have any provision that reduces the conversion price due to cash dividends. However, the contract has certain conditions, other than the anti-dilution provisions, in which the conversion price will be reduced in the event of reorganization procedures or delisting. Therefore, the bonds are not conventional.

Lastly, the Company considered the conditions for equity classification set forth in ASC815. The contract meets all the conditions prescribed in ASC815-40-25-7 through 35 such as; the contract permits settlement in unregistered shares; the contract explicitly limits the number of shares required to be delivered in a share settlement; there are no required cash payments to the counterparty in prescribed circumstances, etc. Also, the contract meets the conditions prescribed in ASC815-40-55-2 through 6 for not-conventional bonds that preclude most of net cash settlement clause from equity classification. The Company concluded that the conditions are satisfied in this case, and accordingly the second requirement of ASC815-10-15-74(a) is also satisfied.

Based on the above analysis, we believe that the stock acquisition rights satisfy the exclusion clause of derivative instruments, and therefore, they do not require separate accounting.

Mr. Terence O’Brien Securities and Exchange Commission	5	September 17, 2010

Call Option

The Company further considered whether the stock acquisition rights contain other embedded derivatives that should be separated from the host contract and accounted for as derivative instruments under ASC815, and determined the rights contained a call option requiring review.

In determining whether the call option is a derivative instrument requiring separate accounting, ASC815-15 provides two conditions in which a call (put) option that can accelerate the settlement of debt instruments shall be considered to be clearly and closely related to the debt host contract, with the qualification that requires the call (put) option also to be clearly and closely related to the contract under ASC815-15-25-26. We followed the four step decision-making sequence prescribed in ASC815-15-25-42 as follows;

Step 1:

Is the amount paid upon settlement adjusted based on changes in an index? If no, continue to Step 3.

Answer: No. The amount of principal paid upon settlement at exercise of the call option will not be changed at any event.

Step 2:

Not applicable.

Step 3:

Does the debt involve a substantial premium or discount? If no, further analysis under ASC815-15-25-26 is required.

Answer: No. The debt was issued at the stated value with 0.10% interest. While this interest rate is relatively low, Japanese interest rates are generally low and, in consideration of the fact that the debt includes stock acquisition rights, the low interest does not constitute a substantial premium or discount.

Step 4:

Not applicable.

We then considered the conditions of ASC815-15-25-26. For the first condition, in any event, the Company does not have the contractual right to demand a settlement that causes the bondholder not to recover substantially all of its recorded investment. The second condition is not applicable to the call option because the right to accelerate the settlement of the debt can be exercised only by the debtor, an exception provided according to ASC815-15-25-37.

In light of the above, the Company believes that the call option is clearly and closely related to the host debt instrument (and does not meet the first criterion of ASC815-15-25-1), and therefore, it will not require separate accounting.

Mr. Terence O’Brien Securities and Exchange Commission	6	September 17, 2010

In addition to the embedded features identified above, the Company considered whether the convertible instrument includes a beneficial conversion feature based on the proceeds received for or allocated to the convertible instrument or whether the hybrid instrument is a convertible debt instrument issued at a substantial premium. The Company determined that neither was the case. There was no intrinsic value because the initial conversion price was ¥317 compared to the stock price at issuance of ¥237. In addition, as noted above, all the amounts received upon issuance were allocated to debt because no separate accounting was needed. As a result, no beneficial conversion feature was recognized.

Finally, we accounted for the convertible bond issue in accordance with the provision of ASC470-20-25-12 that requires all the conditions in ASC470-20-25-11 are included; (a) the interest rate of 0.10% for the bonds is lower than that for the Company’s nonconvertible debt, (b) the initial conversion price of ¥317 was greater than the market value at issuance, and (c) the conversion price does not decrease except pursuant to anti-dilution provisions, contingent reorganization or delisting.

For the reasons stated above, we determined that bifurcation of the embedded features was not necessary; accordingly, no portion of the proceeds from the issuance of this type of convertible debt instruments was accounted for as attributable to the conversion feature.

Valuation and Qualifying Accounts, page F-101

5.
With regards to your allowance for doubtful accounts, we note that reserve balance is significantly higher than your historical charge offs. Please provide us with an aging of your March 31, 2010 accounts receivable balance and a detailed explanation of your charge-off policy, specifically addressing the timeline for charging off certain accounts. Please revise future filings to enhance your allowance for doubtful accounts critical accounting policy to discuss the above information.

In response to the Staff’s comment, below is an aging of the Company’s March 31, 2010 accounts receivable balance. The table below shows the companies recording significant allowances for doubtful accounts in order, and related trade receivables balances.

	March 31, 2010
	Allowance for doubtful accounts	Trade receivables
Company	Balance	Not yet due	Overdue	Balance
	Yen (millions)
A	3,509	8,035	2,497	10,532
B	2,632	2,943	7,303	10,246
C	2,438	18,667	146	18,813
D	2,265	1,584	2,265	3,849
E	2,203	43,291	458	43,749
F	2,169	160,340	2,916	163,256
G	1,263	38,035	1,595	39,630
H	1,085	27,388	0	27,388
Other (includes Hitachi, Ltd.)	26,359
Total (approximately 300 companies)	43,923

Mr. Terence O’Brien Securities and Exchange Commission	7	September 17, 2010

Subsidiaries A through H recorded the largest individual allowances for doubtful accounts in the year ended March 31, 2010. No company included in “Other” records an individually significant allowance, as indicated by the fact that the average amount of allowances for such companies was approximately ¥88 million.

In further response to the Staff’s comment, allowances for doubtful accounts are the Company’s and its subsidiaries’ best estimate of the amount of probable credit losses arising from their existing receivables. Allowances for doubtful accounts, against each customer’s outstanding balance as of the balance sheet date, are determined mainly based on historical loss experience or specifically estimated amounts considered to be uncollectible based on individual financial conditions of debtors. In estimating the future collectability of each receivable from a customer, the Company and its subsidiaries use information regarding each customer provided by credit rating agencies and other sources. The fact that payments from a customer are overdue constitutes only one of several factors to be considered in estimating the collectability.

The Company operates on a global scale across a broad range of business fields. Thus, its customers, the nature of the transactions it enters into and products are diversified. Accordingly, each subsidiary or business unit establishes allowance policies for the receivables, as appropriate to the characteristics of each subsidiary’s or business unit’s business including type of business, geographic background and other factors, such as the aging of its accounts receivables balance. Where appropriate, even prior to the due date of the receivables, each subsidiary may record an allowance for doubtful receivables based on an evaluation of the collectability of the receivable based on the individual facts and circumstance as well as financial condition of the debtor.

Each subsidiary or business unit also establishes charge-off policies for allowances, as appropriate to the characteristics of each subsidiary’s or business unit’s business. If a debtor enters into bankruptcy proceedings, account balances are generally charged off against the allowance because the receivable is considered to be irrecoverable when the unrecoverable amount of the receivable is legally determined. At that point, the loss for the charge-off is decided. However, the timeline for this determination differs among subsidiaries and business units. While a small number of subsidiaries charge off their allowances one or two years after a receivable becomes overdue, most timelines are longer. For example, a European subsidiary determines the loss to be charged-off only when all means of collection have been exhausted or once the liquidator of the debtor has notified the subsidiary that the debtor will make no further payment. A Chinese subsidiary determines the loss to be charged-off at the time of the debtor’s bankruptcy or death, or when a governmental agency certifies the liquidation of the debtor. In Japan, it often takes a longer period of time for troubled debtors to initiate bankruptcy proceedings after the occurrence of an initial overdue payment due to the tendency of debtors to try to avoid bankruptcy. In addition, because legal proceedings in Japan also take longer, the term between recording of an allowance and charging-off of the loss by the Company becomes relatively longer.

In future fillings we will revise the description of our allowance for doubtful accounts critical accounting policy per the Staff’s comment.

*     *     *

Mr. Terence O’Brien Securities and Exchange Commission	8	September 17, 2010

Please contact Theodore Paradise or Michael Dunn of Davis Polk & Wardwell LLP, our outside U.S. counsel at +81-3-5561-4421, with any questions you may have regarding this letter.

Sincerely yours,

/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Vice President and Executive Officer Hitachi, Ltd.

Enclosures:

cc:	Hitoshi Matsuoka
Ernst & Young ShinNihon LLC

Theodore A. Paradise
Michael T. Dunn
Miles E. Hawks
Davis Polk & Wardwell LLP